LOCK-UP AGREEMENT

THIS AGREEMENT is dated as of January 11, 2018.

BETWEEN:

THE PERSON NAMED ON THE SIGNATURE PAGE HERETO,

(the “Securityholder”)

AND:

FIRST MAJESTIC SILVER CORP., of a corporation existing under the laws of the Province of British Columbia with an office at Suite
1800, 925 West Georgia Street, Vancouver, BC V6C 3L2,

(“First Majestic”).

WHEREAS:

A.          Primero Mining Corp. (the “Company” or “Primero”) and First Majestic have entered into a definitive arrangement agreement (the “Definitive Agreement”) concurrent with the entering into of this Agreement providing for the acquisition by First Majestic or an affiliate thereof of all the issued and outstanding shares in the capital of the Company pursuant to the terms thereof (the “Transaction”);

B.          The Securityholder or its affiliates (which includes for the purposes of this Agreement, any entity controlled by the Securityholder or an affiliate of any entity controlled by the Securityholder) beneficially own or have voting or dispositive power over the number of shares in the capital of the Company (the “Shares”) and other securities of Primero (including options, warrants, DSUs, PSUs and debentures), if any, set forth in Schedule A of this Agreement (the Shares and such other securities are collectively referred to herein as the “Securities”); and

C.          The Securityholder acknowledges that First Majestic would not enter into the Definitive Agreement but for the execution and delivery of this Agreement by the Securityholder.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.
Definitions. All terms used in this Agreement that are not defined herein and that are defined in the Definitive Agreement shall have the respective meanings ascribed to them in the Definitive Agreement.

2.	Representations of the Securityholder. The Securityholder represents and warrants to First Majestic that (and acknowledges that First Majestic is relying upon such representations and warranties):

(a)
it or one of its affiliates is the beneficial owner of the Shares (the “Owned Shares”) and other Securities set forth in Schedule A of this Agreement (together with the Owned Shares, the “Owned Securities”) with good and marketable title thereto free and clear of any liens, pledges, mortgages, charges, restrictions, security interests, adverse claims and demands of rights of others of any nature or kind whatsoever (collectively, “Encumbrances”);

(b)
no person has any agreement or option, or any right or privilege, whether by law, pre- emptive or contractual, capable of becoming an agreement or option, for the exchange, acquisition or transfer from the Securityholder or any of its affiliates of any of the Owned Securities or any interest therein or right thereto;

(c)
it or one of its affiliates has sole voting power and exclusive right of disposition with respect to the Owned Securities and sole power to agree to all matters set forth in this Agreement and neither the Securityholder nor any of its affiliates has previously granted or agreed to grant a proxy or other right to vote in respect of such Securities or entered into any voting trust, pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approvals of any kind as to such Securities except those which are no longer of force or effect;

(d)	neither it nor any of its affiliates beneficially owns or controls any securities of the Company other than its Owned Securities;

(e)
it has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Securityholder and, assuming the due authorization, execution and delivery by First Majestic, this Agreement constitutes the legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(f)
except as may be set forth in the Definitive Agreement or as otherwise required by law (including, without limitation, filings as may be required under applicable securities laws), no filing with, and no permit, authorization, consent, or approval of, any Governmental Entity is necessary for the execution of this Agreement by the Securityholder and the performance by the Securityholder of its obligations under this Agreement, and none of the execution and delivery of this Agreement by the Securityholder, the performance by the Securityholder of its obligations under this Agreement or compliance by the Securityholder with any of the provisions of this Agreement shall (i) conflict with or result in any breach of the organizational documents, if applicable, of the Securityholder, (ii) result in a material violation or material breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to any third party right of termination, cancellation, amendment, or acceleration) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which the Securityholder is a party, or (iii) violate any order, writ, injunction, decree, judgment, statute, rule, or regulation applicable to the Securityholder, except in each case under clauses (ii) and (iii), where the absence of filing or authorization, conflict, violation, breach, or default would not materially impair or materially adversely affect the ability of the Securityholder to perform the Securityholder's obligations hereunder on a timely basis; and

(g)
there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Securityholder, threatened against the Securityholder, any of its affiliates or any of their respective properties that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Securityholder’s ability to consummate the transactions contemplated by this Agreement.

3.	Representations of First Majestic. First Majestic represents and warrants to the Securityholder that (and acknowledges that the Securityholder is relying upon such representations and warranties):

(a)	First Majestic is, and will be as at the effective time of the Transaction, a company validly existing under the laws of British Columbia;

(b)	it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(c)	it has full power and authority to make, enter into and carry out the terms of this Agreement and the Definitive Agreement;

(d)
this Agreement has been duly executed and delivered by First Majestic and, assuming the due authorization, execution and delivery by the Securityholder, this Agreement constitutes the legal, valid and binding obligation of First Majestic, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(e)
no consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity or stock exchange which has not been received or made is required by First Majestic in connection with the execution and delivery of this Agreement; and

(f)
except as may be set forth in the Definitive Agreement or as otherwise required by law (including, without limitation, filings as may be required under applicable securities laws), no filing with, and no permit, authorization, consent, or approval of, any Governmental Entity is necessary for the execution of this Agreement by First Majestic and the performance by First Majestic of its obligations under this Agreement, and none of the execution and delivery of this Agreement by First Majestic, the performance by First Majestic of its obligations under this Agreement or compliance by First Majestic with any of the provisions of this Agreement shall (i) conflict with or result in any breach of the organizational documents, if applicable, of First Majestic, (ii) result in a material violation or material breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to any third party right of termination, cancellation, amendment, or acceleration) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which First Majestic is a party, or (iii) violate any order, writ, injunction, decree, judgment, statute, rule, or regulation applicable to First Majestic, except in each case under clauses (ii) and (iii), where the absence of filing or authorization, conflict, violation, breach, or default would not materially impair or materially adversely affect the ability of First Majestic to perform First Majestic's obligations hereunder on a timely basis; and

(g)
there are no legal proceedings in progress or pending before any Governmental Entity, or to the knowledge of First Majestic, threatened against First Majestic or its affiliates that would adversely affect in any manner the ability of First Majestic to enter into this Agreement or the Definitive Agreement and to perform its obligations hereunder or thereunder.

4.
Agreement to Vote Securities. The Securityholder hereby agrees that at any meeting of the securityholders of the Company (or any class thereof), however called, or at any adjournment or postponement thereof, or in connection with any written consent of the securityholders of the Company (or any class thereof) or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (collectively, a “Meeting”), the Securityholder shall (or cause its affiliates or other holder of record to, if the Securityholder is the beneficial owner but not the holder of record of any of the Securities):

(a)
vote all of the Owned Shares in favour of the Transaction contemplated and any actions required in furtherance thereof or otherwise contemplated by the Definitive Agreement and if applicable, vote all of its Primero Debentures in favour of the Debentureholders’ Resolution. The Securityholder shall also cause such Shares and Primero Debentures to be counted as present for purposes of establishing a quorum at such Meeting; and

(b)
vote all of the Owned Shares against the following actions (other than pursuant to the Transaction): (i) any amendment to the trust indenture governing the Primero Debentures (except pursuant to the Debentureholders’ Resolution); (ii) any Acquisition Proposal; and/or (iii) any other matter that would reasonably be regarded as being directed towards or likely to prevent, delay, impede or interfere with the consummation of the Transaction;

and, no later than 10 days prior to any Meeting, each Securityholder will deliver or cause to be delivered (including by instructing the participant(s) in the book-based system operated by CDS Clearing and Depositary Services Inc. or other intermediary through which the Securityholder holds the Owned Shares and, if applicable its Primero Debentures, to arrange for such delivery) to the Company’s transfer agent, or as otherwise directed by First Majestic, a duly executed proxy (or other appropriate voting instrument) appointing as proxyholders those individuals designated by the Company in the information circular disseminated by the Company in connection with the Meeting, or such other individuals as First Majestic may direct, and directing that the Owned Shares and, if applicable its Primero Debentures, be voted at the Meeting in favour of the Transaction and the Debentureholders’ Resolution and all related matters, and thereafter not take any action to withdraw, amend or invalidate any such proxy (or other appropriate voting instrument) deposited by the Securityholder pursuant to this Agreement except in accordance with the terms hereof.

5.
No Voting Trusts. The Securityholder will not, and will not permit any of its affiliates to, grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of the Owned Shares and, if applicable, such Securityholder’s Primero Debentures or deposit any of the Owned Shares and, if applicable, its Primero Debentures, in a voting trust or subject any of such Securities to any arrangement or agreement with respect to the voting of such securities, other than agreements entered into with First Majestic.

6.	Non-Solicitation. Each Securityholder hereby agrees that it will, and it will require its affiliates to, comply with the terms of Section 4.3 of the Definitive Agreement.

7.
No Dissent. The Securityholder hereby agrees that it will not, and it will not permit any of its affiliates to exercise any dissent rights in respect of the Transaction and the Securityholder hereby waives and shall cause its affiliates to waive any rights of appraisal or rights of dissent from the Transaction that the Securityholder or any of its affiliates may have;

8.	Transfer and Encumbrance. Except with the prior written consent of First Majestic, the Securityholder and/or any of its affiliates shall not:

(a)
directly or indirectly sell, transfer, gift, assign or otherwise dispose of or exchange any or all of its Owned Securities or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition, derivative transaction or effective economic disposition through cash settlement and including the deposit of any securities under a takeover bid or tender offer), provided that, the Securityholder may (i) exercise options, warrants or any other convertible security to acquire additional Shares; and (ii) transfer Owned Securities to a corporation or other entity directly or indirectly owned or controlled by the Securityholder or under common control with or controlling the Securityholder provided that (A) such transfer shall not relieve or release the Securityholder of or from its obligations under this Agreement, including, without limitation the obligation of the Securityholder to vote or cause to be voted all its Owned Securities in favour of the Transaction, (B) prompt written notice of such transfer is provided to First Majestic, (C) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by First Majestic in advance of such transfer and (D) the transferee continues to be a corporation or other entity directly or indirectly owned or controlled by the Securityholder or under common control with or controlling the Securityholder, at all times prior to the effective date of the Transaction and agrees that, if such transferee ceases to be so controlled, it will immediately transfer such Owned Securities back to the transferor;

(b)
grant or enter into with any person any agreement or option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the exchange, acquisition or transfer from the Securityholder of any Owned Securities or any right or interest thereto; or

(c)	allow any of its Owned Securities to become subject to any Encumbrances.

9.
Additional Securities. The Securityholder agrees that (a) any securities of the Company (collectively, “Additional Securities”) which the Securityholder or any of its affiliates acquires beneficial ownership of, or direction or control over, after the execution of this Agreement (including pursuant to the exercise of options, warrants or other convertible securities) shall be subject to the terms of this Agreement to the same extent as if they constituted Securities held by the Securityholder as of the date of this Agreement and the terms “Shares”, “Securities”, “Owned Shares” and “Owned Securities” as used herein will include all such securities; and (b) it will promptly notify First Majestic of any Additional Securities acquired by it or any of its affiliates after the date of this Agreement.

10.
Disclosure. The Securityholder agrees to the details of this Agreement being set out in any information circular or disclosure document produced by the Company or First Majestic in connection with the Transaction and to this Agreement being available for public inspection to the extent required by law.

11.
First Majestic Covenant. First Majestic agrees to comply with its obligations under the Definitive Agreement. First Majestic hereby covenants and agrees that it shall not, without the prior written consent of the Securityholder: (i) decrease the consideration payable per Primero Share pursuant to the Arrangement; or (ii) change the form of consideration payable pursuant to the Arrangement (other than to add additional consideration). First Majestic further hereby agrees and confirms to the Securityholder that it shall take all steps required of it to consummate the Arrangement and cause the Consideration Shares to be made available to pay for the Primero Shares, in each case in accordance with and subject to the terms and conditions of the Definitive Agreement and the Plan of Arrangement.

12.
First Majestic Acknowledgements. First Majestic agrees and acknowledges that the Securityholder is bound hereunder solely in his or her capacity as a securityholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Securityholder or any of its directors, officers or principal shareholder in his or her capacity as a director or officer of the Company or any of its subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his fiduciary duties as a director or officer of the Company.

13.	Termination. Unless otherwise provided for herein, this Agreement shall terminate on the earliest of:

(a)
the Securityholder providing written notice to First Majestic, if, without the prior written consent of the Securityholder, varies the terms of the Arrangement Agreement in a manner that is adverse to the Securityholder

(b)	First Majestic providing written notice of termination to the Securityholders;

(c)	the termination of the Definitive Agreement in accordance with its terms;

(d)	the effective time of the Transaction; and

(e)	as agreed by First Majestic and the Company in accordance with the terms of the Definitive Agreement.

14.
Effect of Termination. If this Agreement is terminated in accordance with this section 14, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination and the Securityholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Shares.

15.
Specific Performance. The Securityholder acknowledges that it will be impossible to measure in money the damage to First Majestic if the Securityholder fails to comply with any of its obligations under this Agreement, that every such obligation is material and that, in the event of any such failure, First Majestic will not have an adequate remedy at law or in damages and, accordingly, the Securityholder agrees that the issuance of an injunction or other equitable remedy is an appropriate remedy for any such failure.

16.
No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in First Majestic any direct or indirect ownership or incidence of ownership at law or in equity with respect to any of the Securities or any right or entitlement to acquire or become the owner at law or in equity of the Securities. Any rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to the Securityholder and its affiliates, as the case may be. First Majestic shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Securityholder or his affiliates in the voting of any of the Securities, except as otherwise provided herein, or in the performance of the Securityholder’s and its affiliates’ duties or responsibilities as a securityholder of the Company.

17.
Successors and Assigns. The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its or his rights, interests or obligations under this Agreement without the prior written consent of the other party, except that First Majestic may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to a direct or indirect subsidiary, without reducing its own obligations hereunder, without the prior consent of the Securityholder.

18.
Confidentiality. The Securityholder shall maintain in confidence the matters referred to in this Agreement and shall not make any public disclosure, except to the extent required by applicable law or the requirements of any securities regulatory authority or stock exchange, of the terms of this Agreement without the consent of First Majestic, such consent not be unreasonably withheld.

19.
Entire Agreement. This Agreement supersedes all prior agreements among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof.

20.	Amendments. This Agreement may not be modified or waived, except expressly by an instrument in writing signed by all the parties hereto.

21.	No Waiver. No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing waiver of any matter by such party.

22.
Notice. Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

if to the Securityholder:	The addresses set out on the execution pages of this Agreement

if to First Majestic:	Suite 1800 - 925 West Georgia Street
Vancouver, BC V6C 3L2
Attention: Keith Neumeyer
Fax Number: (604) 639-8873
Email: keith@firstmajestic.com

with a copy to
McCullough O’Connor Irwin LLP:	Suite 2600, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC V6E 3X1
Attention: James D. Beeby
Fax Number: (604) 687-7099
Email: jbeeby@moisolicitors.com

Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

23.
Further Assurances. Each of the parties hereto agrees to execute such further and other deeds, documents and assurances and to do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

24.
Severability. Each of the covenants, provisions, sections, subsections and other subdivisions hereof is severable from every other covenant, provision, section, subsection and subdivision and the invalidity or unenforceability of any one or more covenants, provisions, sections, subsections and other subdivisions hereof shall not effect the validity or enforceability of the remaining covenants, provisions, sections, subsections or subdivisions hereof.

25.	Miscellaneous.

(a)	This Agreement shall be construed in accordance with the laws of British Columbia and the parties hereto agree to attorn to the jurisdiction of the courts thereof.

(b)	This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(c)	All Section headings herein are for convenience of reference only and are not part of this Agreement and no construction or inference shall be derived therefrom.

[Remainder of the page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

FIRST MAJESTIC SILVER CORP.
per:

(signed) “Keith Neumeyer”
Authorized Signatory

WITNESS:	)
)
)
(signed))		(signed) “Grant Edey”
Witness Signature	)	Grant Edey
)
Address	)	Address
)
)
)
Occupation	)

SCHEDULE A
OWNERSHIP OF SECURITIES

Number of Shares	Number of Options	Number of DSUs and PSUs	Number of Warrants	Number of Debentures
79,743	0	16,224	0	50